UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2022
Commission File Number 001-38752

360 DigiTech, Inc.
(Translation of registrant’s name into English)

7/F Lujiazui Finance Plaza
No. 1217 Dongfang Road
Pudong New Area, Shanghai 200122
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit Index
Exhibit 99.1 — Supplemental and Updated Disclosure

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
360 DigiTech, Inc.
By:
/s/ Alex Xu

Name:
Alex Xu

Title:
Director and Chief Financial Officer

Date:
November 14, 2022